EXHIBIT 6.06

Technology Transfer and Agreement

Border Sense,

Intelliclad - Smart Buildings

Cybersoft - File Tracker

System 10 Water Purification System and Ebox

Between

Sensortecnics IP Inc, Assignor

&

Sensortecnics Inc, Assignee

with collateral components including the availability of research and development and the limited license from Datatecnics Corporation, Ltd.

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TECHNOLOGY TRANSFER AGREEMENT

THIS TECHNOLOGY TRANSFER AGREEMENT (the “Agreement”), is effective as of April 1, 2019.

BETWEEN:

Sensortecnics Inc. a Colorado Corporation of 1001 Grand Ave. Suite 207, Glenwood Springs, CO 81602 (the parent corporation to Sensortecnics IP Inc.) (the “Assignor”)

- AND -

Sensortecnics IP Inc. a Colorado Corporation of 1001 Grand Ave. Suite 207, Glenwood Springs, CO 81602 (wholly-owned subsidiary of Sensortecnics Inc.) (the “Assignee”)

BACKGROUND:

WHEREAS, having been the Assignee or Licensee with regard to each of the Border Sense, Intelliclad - Smart Buildings, Cybersoft - File Tracker, System 10 Water Purification System and Ebox (collectively referred to herein as the “Technologies”), Assignor wishes to assign the Technologies, further disclosed and set forth in the original assignment or license, as the case may be, to each such Technology (which assignments and licenses are attached hereto as Exhibit A) in accordance with the terms and conditions stated below and consistent with the original assignment or license to the Assignor, the terms and conditions of which are incorporated herein by this reference.

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IN CONSIDERATION OF the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

Incorporation by Reference

1. The foregoing is incorporated herein by this reference as though fully restated.

Assignment

2. Under this Agreement the Assignor conveys all of the Assignor’s rights, title and interest to the Assignee (the “Assignment”) to the several Technologies set forth in the attached Exhibit A.

Assignment Fee and Related Required Costs

3. The Assignment fee for this Agreement, the Technology, as more fully set forth in Exhibit A, shall be plus 10% of all sales or revenues achieved by the Assignee, directly or indirectly as a result of the use of the Technology; payment of the Percentage Royalty shall be made quarterly, within 15 days of the end of each calendar quarter.

Acceptance

4. All terms, conditions and obligations of this Agreement will be deemed to be accepted by the Assignee (“Acceptance”) upon execution of this Agreement.

5. Any new patents or intellectual property rights developed by the Assignor, shall be the subject matter of a separate agreement, if at all.

User Support

6. No user support or maintenance is provided as part of this Agreement, except as provided for herein.

Term

7. The term of this Agreement will commence as of the date hereof and is perpetual.

Termination

8. This Agreement will be terminated and the Assignment forfeited where the Assignee has failed to comply with any of the material terms of this Agreement or is in breach of this Agreement, and not remedied in thirty (30) days of notice. On termination of this Agreement for any reason, the Assignee will promptly destroy the Technology or return the Technology to the Assignor, as specified by Assignor.

9. For this purpose, a breach of this agreement shall include any one or more of the following shall (Events of Default) shall occur if: the Assignee (i) admits in writing its inability to pay its debts generally as they mature; (ii) makes a general assignment for the benefit of creditors; (iii) fails or becomes unable to pay its debts as they mature iv) is adjudicated a bankrupt or insolvent; (v) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors; (vi) takes advantage of any bankruptcy, insolvency or readjustment of debt law or statute or files an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; (vii) applies for or consents to the appointment of a receiver, trustee or liquidation for all or a substantial portion of its assets; (viii) has an involuntary case commenced against it under the Federal bankruptcy laws, which case is not dismissed or stayed within thirty (30) days; or (viii) fails to pay its taxes on a timely basis; (ix) violates any covenant provided for in this Agreement and such violation shall continue unremedied for a period of thirty (30) days following the giving of written notice thereof from the Assignor;

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Force Majeure

10. The Assignor will be free of liability to the Assignee where the Assignor is prevented from executing its obligations under this Agreement in whole or in part due to Force Majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Assignor has taken any and all appropriate action to mitigate such an event.

Governing Law

11. The Parties to this Agreement submit to the jurisdiction of the courts of the United Kingdom for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the United Kingdom is.

Miscellaneous

12. This Agreement can only be modified in writing signed by both the Assignor and the Assignee.

13. This Agreement does not create or imply any relationship in agency or partnership between the Assignor and the Assignee.

14. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

15. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

16. This Agreement contains the entire agreement between the parties. All understandings have been included in this Agreement. Representations which may have been made by any party to this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

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17. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Assignor’s successors and assigns.

Notices

18. All notices to the parties under this Agreement are to be provided at the addresses set forth above, or at such addresses as may be later provided in writing.

IN WITNESS WHEREOF the parties have duly affixed their signatures under hand and seal on this _______________ day of __________________, 2019.

Sensortecnics Inc.	Sensortecnics IP Inc.

Per:	Per:
Mohammed Zulfiquar	Richard Drake, Director

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Exhibit A

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